November 20, 2012

Via Electronic Mail

Ms. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

U.S.A.

Re:	Toyota Motor Corporation
Form 20-F for Fiscal Year Ended March 31, 2012
Filed on June 25, 2012
File No. 001-14948

Dear Ms. Shenk:

We refer to your letter dated October 22, 2012 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2012, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2012.

Set forth below is our response to your comments. To assist you in the reviewing process, we have reproduced the comments in bold type.

Form 20-F for Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Results of Operations — Fiscal 2012 Compared with Fiscal 2011

Other Income and Expenses, page 66

1.	We note your response to our prior comment 1. To clarify, it appears that over the three year period presented that the reported net amount of the foreign exchange gain and/or change therein year over year is material relative to “income before income taxes and equity in earnings of affiliated companies.” Accordingly, we believe you should disclose this information.

The Company’s Response

We acknowledge the Staff’s comment.

Toyota conducts its operations in a multitude of different currencies and enters into forward foreign currency exchange contracts that are designed to reduce the volatility in its results of operations due to exchange rate changes.

Foreign exchange gain net increased by ¥22.8 billion, or 159.4%, to ¥37.1 billion during fiscal 2012 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of a foreign currency-denominated transaction at the date of the transaction and the value at the date the transaction settles (or at the balance sheet date if the transaction has not settled). This includes gains and losses on foreign currency-denominated receivables, payables, debt and other items, as well as the gains and losses on forward foreign currency exchange contracts.

The foreign exchange gain included in the income statement is attributable to a multitude of transactions denominated in foreign currencies. The overall gains are the results of both gains and losses regarding individual transactions.

The net gain of ¥37.1 billion in fiscal 2012 is primarily attributable to Toyota Motor Corporation’s (the ultimate parent company’s) receivables denominated in U.S. dollars, specifically transactional gains on account of an increase in export volume due to the recovery of production levels in the second half of fiscal 2012 after the Great East Japan Earthquake, and the weakening of the yen against the U.S. dollar in the second half of fiscal 2012, together with the impact of forward foreign currency exchange contracts, which are mainly denominated in U.S. dollars and yen as well as euro and yen.

The ¥22.8 billion increase in foreign exchange gain, net, during fiscal 2012 compared with the prior fiscal year is mainly attributable to the losses incurred by certain subsidiaries during fiscal 2011 rather than the fluctuation of Toyota Motor Corporation’s gain. Such losses were principally due to the Brazilian real and the Thai baht, the functional currencies for our Brazilian and Thai subsidiaries, respectively, both strengthening against the U.S. dollar, decreasing the value of assets denominated in dollars that were not settled during the year.

Toyota will provide the above disclosure in its next annual report on Form 20-F, and generally will provide similar disclosure concerning its foreign exchange gains or losses in future filings to the extent such gains or losses are material.

Critical Accounting Estimates

Product Warranties and Recalls and Other Safety Measures, page 80

2.	We note your response to our prior comment 2. You state that you estimate and accrue the provision for the future cost of recalls and other safety measures based on the historical average repair cost per unit (i.e., historical actual cost of recalls and other safety measures divided by the subject vehicle unit sales), giving consideration to the pattern of payment occurrence, on a quarterly basis. Please explain to us why and how the pattern of payment occurrence factors into the liability at the end of the period and resulting provision for the period. Also, clarify for us what “subject vehicle unit sales” represents and how this number of vehicles used in the computation of your liability and provision correlates to the historical actual cost incurred.

3.	You state that the accumulated amount of historical repair cost paid is deducted from the total provision for the future cost of recalls and other safety measures. Please clarify for us whether the accumulated cost is deducted from the provision (meaning the periodic expense recorded) or the liability recorded. In connection with this, explain how cost paid during a period impacts the reported obligation or provision relative to the accumulated cost that is deducted.

4.	In your response you refer to the “per vehicle provision.” Please tell us what this means and the population of vehicles upon which the provision is based. In particular, clarify whether this provision is based on the historical average repair cost per unit. In regard to the population of vehicles, clarify whether the population is (i) vehicles sold during the reported period, (ii) the cumulative number of vehicles sold to the end of the reported period, (iii) the number of vehicles sold within some other period of time, (iv) the estimated number of vehicles existing that are expected to be subject to recall, (v) all vehicles existing, or (vi) some other population.

5.	Please explain to us in further detail how the historical average repair cost per unit, total liability and periodic provision are adjusted for each actual recall.

6.	To help us better understand your estimation model and accrual process in determining the liability and resulting provision for the future cost of recalls and other safety measures, please provide us with a detailed description of your methodology. In so doing, describe for us all of the material factors, judgments and assumptions considered and the basis for each factor to the extent not provided in response to any comments above. In particular, tell us whether there is a distinction between models and/or model years for any factor, and how such distinction impacts the amount of the reported liability and resulting provision.

The Company’s Response

We acknowledge the Staff’s comments 2 through 6.

Rather than responding to each comment individually, we have prepared the following in response to all five comments, as we believe doing so enables us to provide a more meaningful explanation.

At the time of vehicle sale, Toyota provides for the costs of recalls and other safety measures as a component of cost of sales. The corresponding amount is recorded as “liabilities for recalls and other safety measures”, which is reduced as repair costs are paid. This liability is derived by multiplying the “expected average repair cost per unit” by “sales unit” (as described below). The “expected average repair cost per unit” is derived by dividing the “accumulated repair cost paid per unit” by the “pattern of payment occurrence,” as explained more fully below. “Liabilities for recalls and other safety measures” are not determined based on each individual model or model year. Instead, the various products sold during the relevant period are aggregated on a geographical regional basis. This liability is evaluated every period based on new data and is adjusted as appropriate.

Below is an illustrative example to explain Toyota’s methodology for determining the provision and liabilities for recalls and other safety measures.

EXAMPLE

(A) Calculation of “liabilities for recalls and other safety measures” in Year X

Based on the assumptions (1) through (4) in Year X set forth below, the provision and “liabilities for recalls and other safety measures” are calculated as follows:

<Year X>
(1)	Sales unit[1]	Unit	10,000
(2)	Expected average repair cost per unit	Yen	1.00
(3)	Expected liability for the cost of recalls and other safety measures[2]	Yen	10,000
(4)	Accumulated amount of repair cost paid	Yen	2,000
(5)	Liabilities for recalls and other safety measures[3]	Yen	8,000
(6)	Provision	Yen	10,000

[1]	“Sales unit” does not mean the number of units sold of a given model, but rather the aggregate number of all units sold during the period.
[2]	(1) multiplied by (2)
[3]	(3) minus (4)

As mentioned above, the “expected liability for the cost of recalls and other safety measures” (3) is calculated by multiplying the “sales unit” (1) by the “expected average repair cost per unit” (2). Thereafter, the “liabilities for recalls and other safety measures” (5) is calculated by deducting the “accumulated amount of repair cost paid” (4) from the “expected liability for the cost of recalls and other safety measures” (3). As a result of this, for Year X, the liabilities booked in the balance sheet is the difference of the “expected liability for the cost of recalls and other safety measures” (3) and the “accumulated amount of repair cost paid” (4), or ¥8,000, and the provision in the statement of income is the “expected liability for the cost of recalls and other safety measures” in Year X, or ¥10,000.

“Sales unit” represents the number of units sold during Year X, which Toyota will use as the basis of calculating the “expected liability for the cost of recalls and other safety measures” of units sold during Year X.

The term “subject vehicle unit sales,” as used in the Staff’s comment 2, as well as the term “population of vehicles,” as used in the Staff’s comment 4, is equivalent to the term “sales unit.”

(B) Calculation of “liabilities for recalls and other safety measures” of units sold during Year X in Year X+1

Assume that for Year X+1, the amount of the “repair cost paid” is ¥1,000, thereby making the “accumulated repair cost paid” ¥3,000 after adding the “accumulated repair cost paid” of ¥2,000 from Year X. Assume further the following figures for Year X+1:

<Year X+1>
(1)	Sales unit	Unit	10,000
(7)	Expected average repair cost per unit	Yen	1.01
(8)	Expected liability for the cost of recalls and other safety measures[4]	Yen	10,100
(9)	Accumulated amount of repair cost paid	Yen	3,000
(10)	Liabilities for recalls and other safety measures[5]	Yen	7,100
(11)	Provision (adjustment)[6]	Yen	100

[4]	(1) multiplied by (7)
[5]	(8) minus (9)
[6]	(8) minus (3)

As in Year X, the “expected liability for the cost of recalls and other safety measures” (8) in Year X+1 for units sold in Year X is calculated by multiplying the “sales unit” (1) by the “expected average repair cost per unit” (7). Thereafter, the “liabilities for recalls and other safety measures” (10) is calculated by deducting the “accumulated amount of repair cost paid” (9) from the “expected liability for the cost of recalls and other safety measures” (8). As a result of this, for Year X+1, the liabilities booked in the balance sheet with respect to units sold in Year X is the difference of the “expected liability for the cost of recalls and other safety measures” (8) and the “accumulated amount of repair cost paid” (9), or ¥7,100, and the provision in the statement of income is the difference in the “expected liability for the cost of recalls and other safety measures” for Year X+1 (8) and the “expected liability for the cost of recalls and other safety measures” for Year X (3), or ¥100.

(C) Changes in “liabilities for recalls and other safety measures” in Year X to Year X+1

The following tables illustrate the changes in “liabilities for recalls and other safety measures” in Year X to Year X+1 due to the result of (A) and (B) above. Toyota calculates these liabilities for units sold in the current period and each of the past 10 fiscal years, and aggregates such liabilities in determining the final liability amount.

Since there have been few instances of vehicles being recalled more than 10 years after sale, Toyota believes 10 years is reasonable as a period over which to calculate “liabilities for recalls and other safety measures”.

In the tables below, the liability for units sold in Year X is shown in bold.

<Change in Year X>				(unit: yen)

	Beginning balance	Provision		Deductions	Ending balance
		Additions	Adjustment
Year X – 9 sales unit	×××	×××	×××	×××	×××
• • •	×××	×××	×××	×××	×××
Year X sales unit	0	10,000	0	2,000	8,000
Total	×××	×××	×××	×××	×××

<Change in Year X + 1>					(unit: yen)

	Beginning balance	Provision		Deductions	Ending balance
		Additions	Adjustment
Year X – 8 sales unit	×××	×××	×××	×××	×××
• • •	×××	×××	×××	×××	×××
Year X sales unit	8,000	0	100	1,000	7,100
Year X+1 sales unit	×××	×××	×××	×××	×××
Total	×××	×××	×××	×××	×××

In the table for Year X+1 above, the ¥100 adjustment provision is attributable to the change in the amount of the “expected liability for the cost of recalls and other safety measures” from ¥10,000 in Year X to ¥10,100 in Year X+1. That change is in turn due to the change in “expected average repair cost per unit” from ¥1.00 (2) to ¥1.01 (7).

We will further illustrate how the “expected average repair cost per unit” is calculated below.

(D) “Expected average repair cost per unit”

Toyota bases the calculation of the “liabilities for recalls and other safety measures” on the “expected average repair cost per unit”. The “expected average repair cost per unit” is calculated by dividing the “accumulated repair cost paid per unit” by the “pattern of payment occurrence”.

Accumulated repair cost paid per unit

The “accumulated repair cost paid per unit” is calculated by dividing the “accumulated amount of repair cost paid” for the period by the “sales unit”.

Pattern of payment occurrence

The “pattern of payment occurrence” represents the ratio of actual payments made up to the point in time, relative to the aggregate “expected liability for the cost of recalls and other safety measures,” for a 10 year period after the sale of units. In essence, this ratio shows the measure of payment occurrence over 10 years based on actual payments with regard to units sold within 10 years. This ratio is used to estimate the “expected average repair cost per unit”.

Toyota believes that it is reasonable to use “accumulated repair cost paid per unit” and “pattern of payment occurrence” to determine the “expected average repair cost per unit” because:

•

The “pattern of payment occurrence” is based on Toyota’s statistical data concerning past payments and our belief that the differences between the assumed payment amounts, based on the historical “pattern of payment occurrence,” and actual payment amounts are not material; and

•	“Accumulated repair cost paid per unit” is based on actual payment amounts for the vehicles sales in a certain period.

As an example of the above, the “expected average repair cost per unit” given a Year X sales unit figure of 10,000 and the other assumptions set forth below is as follows:

			Year X+5	Year X+6
a	Accumulated amount of repair cost paid	Yen	6,000	7,500
b	Accumulated repair cost paid per unit[7]	Yen	0.6	0.75
c	Pattern of payment occurrence	%	50%	60%
d	Expected average repair cost per unit[8]	Yen	1.20	1.25

[7]	(a) divided by 10,000
[8]	(b) divided by (c)

In the above illustration, the factors which cause the “expected average repair cost per unit” to increase from ¥1.20 in Year X+5 to ¥1.25 in Year X+6 are (i) the change in accumulated repair cost paid per unit from ¥0.6 in Year X+5 to ¥0.75 in Year X+6 as a result of the additional amount of repair cost of ¥1,500 paid in Year X+6 and (ii) the change in pattern of payment occurrence from 50% in Year X+5 to 60% in Year X+6.

The pattern of payment occurrence is reflected in the calculation of the “expected average repair cost per unit” and the “liabilities and provisions for the recalls and other safety measures” in this way.

The “per vehicle provision” referenced in the Staff’s comment 4 refers to the “expected average repair cost per unit” described above.

(E) Others

For purposes of illustration, we have described the calculation method in a single geographical region. Toyota calculates the “liabilities for the recalls and other safety measures” by geographical regions, but there is no difference in the calculation method among geographical regions. Toyota believes it is reasonable to calculate the liabilities by geographical regions because of factors such as varying labor costs among geographical regions.

Because Toyota provides for “liabilities for recalls and other safety measures” at the time of vehicle sales by aggregate sales of various models in a certain period instead of by individual models, an individual recall announcement generally does not directly impact the financial statements.

5.B Liquidity and Capital Resources, page 85

7.	We note your response to our prior comment 5 and the intended revised disclosure to explain variances in cash flows from operating activities between comparative periods. Please note that references to results of operations, recorded on an accrual basis, and changes in working capital line items on the balance sheets may not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operating activities. In this regard, please discuss the material factors and associated underlying drivers that directly affect cash. For instance, the amount of receivables collected between periods (which may be influenced by the level of revenue recorded), inventory levels (which may be influenced by sales activity) and related expenditures incurred in producing the inventory, material payments of specified liabilities/payables, and other direct cash payments, like for pensions and taxes, are examples of items directly impacting cash. For further guidance, please refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. The purpose of the analysis is not to convert your reporting of cash flows from operating activities from the indirect method to the direct method but to give investors a better understanding of the material factors within your operating activities that actually impacted cash.

The Company’s Response

We acknowledge the Staff’s comment.

Using fiscal 2012 as an example, we intend to modify our disclosure in future filings as follows:

Net cash provided by operating activities decreased by ¥571.5 billion to ¥1,452.4 billion for fiscal 2012, compared with ¥2,024.0 billion for the prior fiscal year. The decrease was primarily attributable to the ¥112.6 billion decrease in operating income from ¥468.2 billion to ¥355.6 billion, a decline in depreciation expense of ¥107.7 billion and a reduction in inventory. The discussion of the changes in inventory and decline in depreciation expense are presented below. Even though other working capital items significantly fluctuated in line with the significant decrease in production and sales in March 2011 due to the Great East Japan Earthquake and increase in sales in the second half of fiscal 2012 due to the recovery of production levels from the Great East Japan Earthquake, changes in other working capital items largely offset each other such that Toyota believes the impact of such changes on net cash provided by operating activities was not material. The impact of changes in interest and other items on net cash provided by operating activities were also not material.

Inventory levels were at comparable levels as between the ends of fiscal 2010 and 2011; while the reduction in sales after the Lehman financial crisis and other factors kept the inventory level low at the end of fiscal 2010, the inventory level at the end of fiscal 2011 was not drastically different because of the Great East Japan Earthquake and the subsequent downturn in production. However, the inventory level at the end of fiscal 2012 increased due to the recovery of production and sales after the Great East Japan Earthquake. This increase of inventory involved related expenditures incurred in producing the inventory, which resulted in reducing the net cash provided by operating activities by ¥396.7 billion. Furthermore, depreciation decreased by ¥107.7 billion in fiscal 2012 as a result of a reduction of Toyota’s capital expenditures after the Lehman financial crisis compared with capital expenditures before such financial crisis. The decrease in depreciation adversely affected net income while it did not affect the net cash provided by operating activities.

5.F Tabular Disclosure of Contractual Obligations, page 92

8.	We note your response to our prior comment 6. The purpose of the contractual obligations table stated in Financial Reporting Release No.83, in part, is to provide aggregated information about contractual obligations in a single location so as to improve transparency of a registrant’s short-term and long-term liquidity and capital resources needs. Interest associated with debt is a contractual obligation as interest is a term within the contract evidencing the debt, and the interest must be periodically paid so long as the associated debt is outstanding. We believe including expected payments for interest in the contractual obligations table associated with debt presented in the table is consistent with the objective of FRR 83 that, we believe, increases the transparency of cash flows. In this regard, it appears that the amount of interest you have historically paid in prior years as disclosed on page F-19 is material to your cash flows. For the above reasons, we believe it would be of benefit to your investors to know the future expected cash outflow associated with your interest payments by including them in this table. Please reconsider your disclosure and advise.

The Company’s Response

We acknowledge the Staff’s comment.

We will disclose Toyota’s scheduled interest payments in the contractual obligations table in future filings.

*            *             *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Takahiko Ijichi
Name:	Takahiko Ijichi
Title:	Director, Senior Managing Officer

cc:	Aamira Chaudhry (Securities and Exchange Commission)

Doug Jones (Securities and Exchange Commission)

Masahisa Ikeda (Shearman & Sterling LLP)

Katsunori Sasayama (PricewaterhouseCoopers Aarata)